UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): November 29, 2004

THE CLOROX COMPANY

(Exact name of registrant as specified in its charter)

Delaware

(State or other

jurisdiction of

incorporation or

organization)

1-07151   **31-0595760**

(Commission File   (I.R.S. Employer
Number)   Identification No.)

1221 Broadway, Oakland, California 94612-1888

(Address of principal executive offices)   (Zip code)

(510) 271-7000

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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ITEM 8.01 OTHER EVENTS

The information set forth in the Registrant's press release regarding its proposed private placement of $1.65 billion aggregate principal amount of senior notes (the "Notes"), dated November 29, 2004, which is filed as exhibit 99.1 hereto, is incorporated herein by reference.

The information contained in this Current Report on Form 8-K is neither an offer to sell nor a solicitation of an offer to buy any of the Notes. The Notes to be offered will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

In connection with the offering of the Notes, the Registrant indicated that it expects to enter into a $1.3 billion five-year revolving credit facility (the "credit facility") prior to the consummation of the offering of the Notes. Amounts that it borrows under the credit facility will mature in 2009.

The Registrant anticipates that it will have the option to elect one of two methods for calculating the interest due on its borrowings under the credit facility. If the Registrant elects the base rate, its rate per annum will be equal to the higher of (i) Citibank, N.A.'s quoted base rate and (ii) the sum of one half of one percent plus the federal funds rate for the applicable day. If the Registrant elects the Euro-Dollar rate, its rate per annum will be equal to LIBOR plus an applicable margin that is determined based on the ratio of the Registrant's total borrowings to the total commitments available to the Registrant under the credit facility. The credit facility will contain a mechanism whereby the Registrant may elect to change the method of interest calculation under certain circumstances.

The Registrant anticipates that the credit facility will provide for the issuance of letters of credit, provided that, immediately after a letter of credit is issued (x) the total outstanding amount shall not exceed the aggregate amount of the commitments and (y) the aggregate amount of the letter of credit liabilities of all banks shall not exceed $100 million, subject to other conditions and limitations that will be set forth in the credit facility.

The Registrant anticipates that the credit facility will contain certain covenants, including among others, a covenant that limits the amount of consolidated debt that the Registrant can incur in relation to its consolidated EBITDA for certain time periods.

As of November 22, 2004 the Registrant had received commitments for the full amount of the credit facility, which is subject to final documentation and other customary conditions. Terms and specific dollar amounts are subject to change based on market and other conditions.

Information about Forwarding Looking Statements:

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include statements regarding the Registrant's

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expectations, hopes or intentions regarding the future, including but not limited to statements regarding the offering of the Notes and the Registrant's intent to enter into the credit facility prior to the consummation of the offering of the Notes. There can be no assurances that the offering of the Notes will be completed in the amount specified, or at all or that the anticipated credit facility will be completed on favorable terms, or at all. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Among the factors that could cause actual results to differ materially from the forward-looking statements include economic and market place conditions and events and other related risks. All forward-looking statements in this Current Report on Form 8-K are made as of the date hereof, based on information available to the Registrant as of the date hereof, and you are cautioned not to rely on these statements without also considering the risks and uncertainties associated with these statements and the Registrant's business that are addressed in this Current Report on Form 8-K. The Registrant's assumes no obligation to update any forward-looking statement.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS SIGNATURES

(c)   Exhibits

Exhibit   Description

99.1   Press Release, dated November 29, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: November 29, 2004   By: /s/ PAMELA FLETCHER
                                     Pamela Fletcher
                                     Vice President - Secretary

EXHIBIT INDEX

Exhibit   Description

99.1   Press Release, dated November 29, 2004.

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